OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	. . . . . . . . . . . . . . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WINWIN GAMING, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
976512 10 3
(CUSIP Number)
February 28, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

CUSIP No. 976512 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Van Wagoner Capital Management, Inc. - 94-3235240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 10,351,700 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,351,700 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.8% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 45,421,607 shares outstanding as of April 1, 2005.

Page 2 of 4 Pages

CUSIP No. 976512 10 3

        This Amendment No. 2 to the undersigned’s Schedule 13G, which was originally filed on May 10, 2004 (the “Schedule 13G”) with regard to WinWin Gaming, Inc. (the “Issuer”), is being filed to amend Items 1, 2, 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 1(a).	Name of Issuer:

WinWin Gaming, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8687 West Sahara, Suite 201 Las Vegas, Nevada 89117

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

755 Sansome Street, Suite 350 San Francisco, CA 94111

Item 2(c).	Citizenship:

Van Wagoner Capital Management, Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

976512 10 3

Page 3 of 4 Pages

CUSIP No. 976512 10 3

Item 4.	Ownership

Van Wagoner Capital Management, Inc.

(a)	Amount Beneficially Owned: 10,351,700

(b)	Percent of Class: 22.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 10,351,700

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2005

VAN WAGONER CAPITAL MANAGEMENT, INC.
By: /s/ Garrett R. Van Wagoner
Garrett R. Van Wagoner, President

Page 4 of 4 Pages